
July 6, 2020

Leslie Yu
Chief Executive Officer
QUHUO Ltd
3rd Floor, Block D, Tonghui Building
No. 1132 Huihe South Street, Chaoyang District
Beijing, People's Republic of China

>   **Re: QUHUO Ltd**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed June 30, 2020**
>   **File No. 333-238941**

Dear Mr. Yu:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1. Please revise the Deposit Agreement to clarify, as you do in your disclosure, that the exclusive forum, mandatory arbitration and waiver of jury trial provisions apply to federal securities law claims and that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder by agreeing to these provisions.

You may contact Sondra Snyder, at 202-551-3332, or Jennifer Thompson, at 202-551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez, at 202-551-3792, or Lilyanna Peyser, at 202-551-3222, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services